SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, September 26, 2017 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, confirmed today the selection of Fortaleza as its new joint hub with Air France-KLM. From May 2018, GOL will increase its seat offering in Fortaleza by 35% with the new international hub, with 51 daily flights to 10 destinations from the capital of Ceará.

Currently, GOL already offers the best options in the market to connect clients from the northern bases (Manaus and Belém) to the northeast (Fortaleza, Natal, Recife and Salvador), where the Company is already a leader in participation and supply. The hub in Fortaleza was intended by GOL and its strategic partner, Air France-KLM, to meet the demand of customers who travel both work and leisure. The new flights will be structured in two periods of connections, one in the morning and the other in the afternoon, at times convenient for customers.

“We are going to improve our network in Fortaleza to provide fast and efficient connections with Air France and KLM flights. We will adjust the schedules and increase the offer to Recife, Salvador, Belém and Manaus, as well as a new route to Natal and we will offer clients traveling from the north and northeast to Europe, or for those who come to visit Brazil, an experience with several benefits at every stage of the trip”, explained Paulo Kakinoff, GOL’s CEO. “This is another important step we take in our strategic partnership, which has been in place for three years”, he added. The Company has a fleet of 120 Boeing 737 aircraft.

The new hub in Fortaleza will also enable Air France-KLM to pursue its development strategy in Brazil and will simultaneously link Fortaleza to its two main hubs at Amsterdam-Schiphol and Paris-Charles de Gaulle as of May 2018. These new routes will be operated respectively by KLM with 3 weekly flights and Air France with 2 weekly flights. Customers of GOL and Air France-KLM will benefit from easier connections, seamless service and a wider choice of medium and long-haul destinations. With this new network, customers will also benefit from single check-in throughout their trip and a guaranteed baggage tracking service.

“By launching flights to Fortaleza, operated by two of the group's airlines, we are once again confirming our position as a leader on the local market. This new transatlantic offer, a meeting point between South America and Europe, makes Fortaleza a strategic hub that will make our customers’ trips easier and greatly increase their connecting opportunities in the region”, said Jean-Marc Janaillac, Chairman and CEO of Air France-KLM. “This project has been made possible thanks to the strength of our partnership with GOL. Its network will provide our customers with a wider choice of destinations to and from North and North-East Brazil”, he concluded.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

1	GOL Linhas Aéreas Inteligentes S.A.

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Brazil’s largest airline, carrying 33 million passengers annually on more than 700 daily flights to 63 destinations, 52 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,200 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record. GOL’s shares are traded on the NYSE (GOL) and the B3 (GOLL4).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.